                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                Amendment No. 4
                                      to
                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*

                       Crown Castle International Corp.
                       --------------------------------
                               (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                    ---------------------------------------
                        (Title of Class of Securities)

                                   228227104
                       --------------------------------
                                (CUSIP Number)

                               Katherine Ashton
                             Debevoise & Plimpton
                        International Financial Centre
                               Old Broad Street
                                London EC2N 1HQ
                                United Kingdom
                            (011)(44)(207) 786-9000
                            -----------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                           March 10 - March 17, 2000
         ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on the following pages)

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Candover Investments plc
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N.A.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             4,515,545
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                    0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            4,515,545
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                 0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      41,829,037 (Includes all Shares beneficially owned by persons reporting on the Original Schedule 13D)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                  27.18%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IV
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Candover (Trustees) Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N.A.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
     England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             82,929
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                    0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             82,929
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      41,829,037 (Includes all Shares beneficially owned by persons reporting on the Original Schedule 13D)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                  27.18%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IV
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Candover Partners Limited (as general partner of the Candover 1994 UK Limited Partnership, the Candover 1994 UK No. 2 Limited Partnership, the Candover 1994 US No. 1 Limited Partnership and the Candover 1994 US No. 2 Limited Partnership)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N.A.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             3,504,394
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                    0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             3,504,394
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                 0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      41,829,037 (Includes all Shares beneficially owned by persons reporting on the Original Schedule 13D)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                  27.18%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IV
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Candover Services Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N.A.
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             3,504,394
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                    0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             3,504,394
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                 0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      41,829,037 (Includes all Sharees beneficially owned by persons reporting on the Original Schedule 13D)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                 27.18%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IV
------------------------------------------------------------------------------

                 Amendment No. 4 to a Statement on Schedule 13D

          This Amendment No. 4 amends the Statement on Schedule 13D relating to the common stock, par value $.01 per share (the "Shares"), of Crown Castle
                                                 ------
International Corp., a Delaware corporation (the "Company") filed with the
                                                  -------
Securities and Exchange Commission (the "Commission") on September 1, 1998 (the
                                         ----------
"Original Schedule 13D"), as previously amended by Amendment No. 1 to Schedule
 ---------------------
13D, filed with the Commission on November 9, 1999, Amendment No. 2 to Schedule 13D, filed with the Commission on December 22, 1999 and Amendment No. 3 to
Schedule 13D, filed with the Commission on February 10, 2000. This Statement is being filed on behalf of the reporting persons (each a "Candover Reporting
                                                        ------------------
Person," and collectively the "Candover Reporting Persons") identified on the
------                         --------------------------
cover pages of this Amendment No. 4. Information in respect of each Candover Reporting Person is given solely by such Candover Reporting Person and no Candover Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Candover Reporting Person.

Item 1.   Security and Issuer.

This Item is not amended.

Item 2.   Identity and Background.

This Item is not amended.

Item 3.   Source and Amount of Funds or Other Consideration.

This Item is supplemented as follows:

          Over the period from March 10, 2000 to March 17, 2000, the Candover Reporting Persons sold 1,000,000 Shares in the aggregate pursuant to Rule 144 under the Securities Act of 1933, as amended. The number of Shares sold on behalf of each Candover Reporting Person is set forth in the following table:


          Seller                                     Number of Shares Sold
          ------                                     ---------------------

          Candover Investments plc                           205,600
          ("Candover Investments")
            --------------------

          Candover Partners Limited                          406,100
          ("Candover Partners")
            -----------------
          (as general partner of the
          Candover 1994 UK Limited
          Partnership)

          Candover Partners                                  110,000
          (as general partner of the
          Candover 1994 UK No.2
          Limited Partnership)

          Candover Partners                                   19,700
          (as general partner of the
          Candover 1994 US No.1
          Limited Partnership)

          Candover Partners                                  240,200
          (as general partner of the
          Candover 1994 US No.2
          Limited Partnership)

          Candover (Trustees) Limited                         18,400
          ("Candover Trustees")
            -----------------

          More detailed information relating to such sales, including the average daily sale price and the number of Shares sold on a daily basis, is attached as Schedule A hereto, which schedule is hereby incorporated into this
Item 3 by reference in its entirety.

          Form 144 notices relating to such sales were filed with the Commission on March 10, 2000. See Exhibits 1 through 6 hereto. Sales were made on Nasdaq through Lehman Brothers, Inc. ("Lehman Brothers"), a registered broker under the
                                ---------------
Securities Exchange Act of 1934, as amended (the "Exchange Act").
                                                  ------------
Such sales were also reported on a Form 4, filed with the Commission on April 7, 2000. See Exhibit 7 hereto.

Item 4.   Purpose of Transaction.

This Item is supplemented as follows:

          The purposes of the sales by the Candover Reporting Persons described in Item 3 above were to diversify the equity holdings of the Candover
Reporting Persons and to realize part of the value of the investment in the Shares for the benefit of the investors in the partnerships on whose behalf Candover Partners made sales.

          Additional sales may be made in the future for such purposes or for other purposes. Although each of the Candover Reporting Persons believes that the Shares that it beneficially owns are an attractive investment, each of the Candover Reporting Persons on an individual basis continues to monitor and evaluate its investment in the Company in light of pertinent factors, including without limitation the following: (i) the Company's business, operations,
                                   -
assets, financial condition and prospects; (ii) market, general economic and
                                            --
other conditions; and (iii) other investment opportunities available to one or
                       ---
more of the Candover Reporting Persons. Candover Partners also monitors and evaluates the Shares it holds in light of its obligations as the general partner of the Candover 1994 UK Limited Partnership, the Candover 1994 UK No.2 Limited Partnership, the Candover 1994 US No.1 Limited Partnership and the Candover 1994 US No.2 Limited Partnership (collectively the "Candover Partnerships").
                                               ---------------------
Candover Trustees also monitors and evaluates the Shares it holds in light of its obligations as the trustee of the Candover Staff Co-Investment Scheme.

          In light of the foregoing factors, and the plans and requirements of the Candover Reporting Persons from time to time, some or all of the Candover Reporting Persons may decide to: (i) dispose of some or all of the securities of
                                  -
the Company which they beneficially own; or (ii) acquire additional securities
                                             --
of the Company. The Candover Reporting Persons reserve the right, either individually or in any combination among themselves or together with one or more stockholders of the Company, to decide in the future to take or cause to be taken one or more of the foregoing actions. There can be no assurance that any of the foregoing transactions will occur or as to the timing of any such transactions.

          Except as set forth above, none of the Candover Reporting Persons has plans or proposals with respect to any of the matters set forth in paragraphs
(a) through (j) of Item 4 of Schedule 13D.

          The Candover Reporting Persons disclaim that they are part of a group (as such term is set forth in Rule 13(d) under the Exchange Act). Additionally, each Candover Reporting Person disclaims beneficial ownership of all Shares which are not directly owned of record by such Candover Reporting Person.

Item 5.   Interest in Securities of the Issuer.

This Item is supplemented and amended as follows:

          In accordance with Rule 13d-5(b)(1) under the Exchange Act and by virtue of the Stockholders Agreement discussed in Item 6 of the Original
Schedule 13D (subject to the disclaimer in Item 4 of the Original Schedule 13D, Amendment No.1 thereto, Amendment No.2 thereto, Amendment No. 3 thereto and this Amendment No.4), each of the Candover Reporting Persons may be deemed to own 41,829,037 Shares, which constitute approximately 27.18% of the 153,882,158 Shares deemed outstanding as of April 7, 2000. The amount deemed owned constitutes the number of Shares in which the reporting persons that filed the Original Schedule 13D are interested or deemed interested.

          The information contained in Item 3 of this Amendment No. 4 is hereby incorporated into this Item 5 by reference in its entirety.

Candover Investments plc
------------------------

          Candover Investments has sole voting power with respect to 4,515,545 Shares and has sole dispositive power with respect to 4,515,545 Shares. Candover Investments is the direct beneficial owner of 928,222 Shares over which it has sole voting and dispositive power. By virtue of the relationships reported under
Item 2 of the Original Schedule 13D, as amended by Amendment No.1 thereto, Candover Investments may be deemed to have indirect beneficial ownership of the Shares beneficially owned by Candover Trustees and Candover Partners.

Candover (Trustees) Limited
---------------------------

          Candover Trustees has sole voting power with respect to 82,929 Shares and has sole dispositive power with respect to 82,929 Shares. Candover Trustees is the direct beneficial owner of 82,929 Shares over which it has sole voting and dispositive power.

Candover Partners Limited (as general partner of the Candover 1994 UK Limited
-----------------------------------------------------------------------------
Partnership, the Candover 1994 UK No.2 Limited Partnership, the Candover 1994 US
--------------------------------------------------------------------------------
No.1 Limited Partnership and the Candover 1994 US No.2 Limited Partnership).
---------------------------------------------------------------------------

          Candover Partners has sole voting power with respect to 3,504,394 Shares and has sole dispositive power with respect to 3,504,394 Shares. Candover Partners is the direct beneficial owner of 3,504,394 Shares over which it has sole voting and dispositive power.

Candover Services Limited
-------------------------

          Candover Services has sole voting power with respect to 3,504,394 Shares and has sole dispositive power with respect to 3,504,394 Shares. By virtue of the relationships reported under Item 2 of the Original Schedule 13D, as amended by Amendment No. 1 thereto, Candover Services may be deemed to have indirect beneficial ownership of the Shares beneficially owned by Candover Partners.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

This Item is not amended.

Item 7.   Material to Be Filed as Exhibits.

Exhibit 1 Form 144 filed with the Commission on March 10, 2000 by Candover Partners as general partner of the Candover 1994 UK Limited Partnership.

Exhibit 2 Form 144 filed with the Commission on March 10, 2000 by Candover Partners as general partner of the Candover 1994 UK No.2 Limited Partnership.

Exhibit 3 Form 144 filed with the Commission on March 10, 2000 by Candover Partners as general partner of the Candover 1994 US No.1 Limited Partnership.

Exhibit 4 Form 144 filed with the Commission on March 10, 2000 by Candover Partners as general partner of the Candover 1994 US No.2 Limited Partnership.

Exhibit 5 Form 144 filed with the Commission on March 10, 2000 by Candover Trustees.

Exhibit 6 Form 144 filed with the Commission on March 10, 2000 by Candover Investments.

Exhibit 7 Form 4 filed with the Commission on April 7, 2000 by Candover Investments, Candover Partners, Candover Partners as general partner of the Candover Partnerships, Candover Trustees and Candover Services.

Exhibit 8 Joint Filing Agreement, dated April 13, 2000, among Candover Investments plc, Candover (Trustees) Limited, Candover Partners Limited and Candover Services Limited.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2000

                           CANDOVER INVESTMENTS PLC

                           By:  /s/ P.R. Neal
                              ----------------------------------
                              Name: P.R. Neal
                              Title: Company Secretary

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2000

                                       CANDOVER (TRUSTEES) LIMITED

                                       By: /s/ P.R. Neal
                                          ----------------------------
                                          Name:  P.R. Neal
                                          Title: Company Secretary

                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 13, 2000


                                  CANDOVER PARTNERS LIMITED
                                  (as general partner of the Candover 1994 UK
                                  Limited Partnership, the Candover 1994 UK
                                  No. 2 Limited Partnership, the Candover 1994
                                  US No. 1 Limited Partnership and the Candover 1994 US No. 2 Limited Partnership)

                                  By: /s/ P.R. Neal
                                     -----------------------------------
                                     Name:  P.R. Neal
                                     Title: Company Secretary

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: April 13, 2000


                                            CANDOVER SERVICES LIMITED

                                            By:/s/ P.R. Neal
                                               ---------------------------------
                                               Name: P.R. Neal
                                               Ttile: Company Secretary

==================================================================================================
CCIC Sale Programme-1999(5)
---------------------------

==================================================================================================
                                         Candover Investments plc
                                         ------------------------
   Date       Sale            No. of
              price           Shares          Gross                 SEC                Net
            per share         Sold           Proceeds               Fee               Amount
               US$                             US$                  US$                 US$
==================================================================================================
10/03/2000    41.0094        109,996       4,510,869.96            - 150.36         4,510,719.60
13/03/2000    41.0263         78,128       3,205,302.77            - 106.84         3,205,195.93
15/03/2000    40.1250          5,140         206,242.50            -   6.87           206,235.63
16/03/2000    40.0313          8,224         329,217.41            -  10.97           329,206.44
17/03/2000    40.5000          4,112         166,536.00            -   5.55           166,530.45
                                                    -                                        -
                                                    -                                        -



shrs in sale program         205,600
                         -----------
shrs left to go                  -
                         -----------
                         -------------------------------------------------------------------------

Sales:-                      205,600       8,418,168.64       -    - 280.59         8,417,888.05
==================================================================================================

Original Holding           2,329,318
Previous Sales           - 1,195,496      25,605,413.32            - 834.54        25,604,559.78
                         =========================================================================
Holding (11/01/2000)       1,133,822
                         =========================================================================
Total Sales                1,401,096                                               34,022,447.83


No. of shares held       -------------------------------------------------------------------------
after sales:-                928,222
==================================================================================================

==================================================================================================

========================================================================================================================
                                         Candover Trustees Ltd
                                         ---------------------
   Date                       No. of                                                                          No. of
                              Shares          Gross                 SEC                Net                    Shares
                              Sold           Proceeds               Fee               Amount                  Sold
                                               US$                  US$                 US$
========================================================================================================================
10/03/2000                     9,844         403,696.53            -  13.46           403,683.07             217,263
13/03/2000                     6,992         286,855.89            -   9.56           286,846.33             154,318
15/03/2000                       460          18,457.50            -   0.62            18,456.88              10,153
16/03/2000                       736          29,463.04            -   0.98            29,462.06              16,244
17/03/2000                       368          14,904.00            -   0.50            14,903.50               8,122
                                                    -                                        -
                                                    -                                        -


shrs in sale program          18,400                                                                         406,100
                        ------------                                                                    ------------
shrs left to go                  -                                                                               -
                        ------------                                                                    ------------
                        -----------------------------------------------------------------------------------------------

Sales:-                       18,400         753,376.96      -     -  25.12           753,351.84             406,100
=======================================================================================================================

Original Holding             208,317                                                                       4,600,805
Previous Sales            -  106,988       2,291,497.75            -  76.39         2,291,421.36        -  2,361,331
                        ===============================================================================================
Holding (11/01/2000)         101,329                                                                       2,239,474
                        ===============================================================================================
Total Sales                  125,388                                                3,044,773.20           2,767,431


No. of shares held      -----------------------------------------------------------------------------------------------
after sales:-                 82,929                                                                       1,833,374
=======================================================================================================================


=======================================================================================================================

Note - Broker's commission of US$ 0.0625 is taken from the spread. ie.- the price quoted is after taking out commisssion.

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
1994 UK L.P.                                      1994 UK. No.2 L.P.                                    1994 US. No.1 L.P.
------------                                      ------------------                                    ------------------
                                              No. of                                                       No. of
    Gross            SEC       Net           Shares          Gross                SEC        Net           Shares      Gross
  Proceeds           Fee      Amount          Sold          Proceeds              Fee       Amount          Sold      Proceeds
    US$              US$        US$                           US$                 US$        US$                        US$
------------------------------------------------------------------------------------------------------------------------------------
 8,909,825.27     -    296.99  8,909,528.28        58,850  2,413,403.19     -      80.45   2,413,322.74   10,540    432,239.08
 6,331,096.56     -    211.04  6,330,885.52        41,800  1,714,899.34     -      57.16   1,714,842.18    7,486    307,122.88
   407,389.13     -     13.58    407,375.55         2,750    110,343.75     -       3.68     110,340.07      492     19,741.50
   650,268.44     -     21.68    650,246.76         4,400    176,137.72     -       5.87     176,131.85      788     31,544.66
   328,941.00     -     10.96    328,930.04         2,200     89,100.00     -       2.97      89,097.03      394     15,957.00
            -                             -                           -                               -                      -
            -                             -                           -                               -                      -


                                                  110,000                                                 19,700
                                                  -------                                                 ------
                                                        -                                                      -
                                                  -------                                                 ------

------------------------------------------------------------------------------------------------------------------------------------
16,627,520.40     -    554.25 16,626,966.15       110,000  4,503,884.00     -     150.13   4,503,739.87   19,700    806,605.12    -
====================================================================================================================================

                                                1,246,810                                                223,305
50,575,555.07     -  1,686.13 50,573,868.94       639,612 12,564,989.48     -     456.56  12,564,532.82 -114,548  2,453,421.11
====================================================================================================================================
                                                  607,198                                                108,757
------------------------------------------------------------------------------------------------------------------------------------
                              67,200,835.09       749,612                                 17,068,266.69  134,248

------------------------------------------------------------------------------------------------------------------------------------
                                                  497,198                                                 89,057
====================================================================================================================================


------------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
                                                1994 US. No.2 L.P.
                                                ------------------
                                      No. of
    SEC            Net                Shares              Gross                                SEC                   Net
    Fee           Amount               Sold              Proceeds                              Fee                  Amount
    US$            US$                                     US$                                 US$                   US$
-------------------------------------------------------------------------------------------------------------------------------
 -   14.41      432,224.67           128,507           5,269,994.97                       -    175.67           5,269,819.30
 -   10.24      307,112.64            91,276           3,744,716.56                       -    124.82           3,744,591.74
 -    0.66       19,740.84             6,005             240,950.63                       -      8.03             240,942.60
 -    1.05       31,543.61             9,608             384,620.73                       -     12.82             384,607.91
 -    0.53       15,956.47             4,804             194,562.00                       -      6.49             194,555.51
                        -                                        -                                                        -
                        -                                        -                                                        -



                                     240,200
                                   ---------
                                         -
                                   ---------
-------------------------------------------------------------------------------------------------------------------------------
 -   26.89      806,578.23           240,200           9,834,844.88           -           -    327.83           9,834,517.05
===============================================================================================================================

                                   2,721,645
 -   81.77    2,453,339.34    -    1,396,680          29,914,430.81                       -    998.36          29,913,432.45
===============================================================================================================================
                                   1,324,965
-------------------------------------------------------------------------------------------------------------------------------
              3,259,917.57         1,636,880                                                                   39,747,949.50

-------------------------------------------------------------------------------------------------------------------------------
                                   1,084,765
===============================================================================================================================


-------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
                                          TOTALS
                                          ------
      No. of
      Shares              Gross                                SEC                   Net
       Sold              Proceeds                              Fee                  Amount
                           US$                                 US$                   US$
----------------------------------------------------------------------------------------------
     535,000          21,940,029.00                       -    731.34          21,939,297.66
     380,000          15,589,994.00                       -    519.66          15,589,474.34
      25,000           1,003,125.00                       -     33.44           1,003,091.56
      40,000           1,601,252.00                       -     53.37           1,601,198.63
      20,000             810,000.00                       -     27.00             809,973.00
         -                       -                                 -                      -
         -                       -                                 -                      -



   1,000,000
   ---------
         -
   ---------
----------------------------------------------------------------------------------------------
   1,000,000          40,944,400.00           -           -  1,364.81          40,943,035.19
==============================================================================================

  11,330,200
   5,814,655         123,405,307.54                       -  2,451.11         123,402,856.43
==============================================================================================
   5,515,545
----------------------------------------------------------------------------------------------
   6,814,655                                                                  164,345,891.62

----------------------------------------------------------------------------------------------
   4,515,545
==============================================================================================

                 Average price per share = US$                                         24.12
                 -----------------------------
----------------------------------------------------------------------------------------------

                                 EXHIBIT INDEX
                                 -------------

Exhibit No.                       Description
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     1 Form 144 filed with the Commission on March 10, 2000 by Candover Partners as general partner of the Candover 1994 UK Limited Partnership is incorporated herein by reference.

     2         Form 144 filed with the Commission on March 10, 2000 by
               Candover Partners as general partner of the Candover 1994 UK No.2 Limited Partnership is incorporated herein by reference.

     3         Form 144 filed with the Commission on March 10, 2000 by
               Candover Partners as general partner of the Candover 1994 US No.1 Limited Partnership is incorporated herein by reference.

     4         Form 144 filed with the Commission on March 10, 2000 by
               Candover Partners as general partner of the Candover 1994 US No.2 Limited Partnership is incorporated herein by reference.

     5 Form 144 filed with the Commission on March 10, 2000 by Candover Trustees is incorporated herein by reference.

     6 Form 144 filed with the Commission on March 10, 2000 by Candover Investments is incorporated herein by reference.

     7 Form 4 filed with the Commission on April 7, 2000 by Candover Investments, Candover Partners, Candover Partners as general partner of the Candover Partnerships, Candover Trustees and Candover Services is incorporated herein by reference.

     8 Joint Filing Agreement, dated April 13, 2000, among Candover Investments plc, Candover (Trustees) Limited, Candover Partners Limited and Candover Services Limited.